UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On August 12, 2014, HudBay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (i) a Material Change Report, dated August 12, 2014, announcing, among other things: (a) Hudbay’s offering of an additional US$150,000,000 aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Notes” and such offering, the “Offering”), (b) Hudbay’s pricing of the Offering and (c) the completion of the Offering, and (ii) a Third Supplemental Indenture among Hudbay, certain Guarantors and U.S. Bank National Association, dated August 6, 2014, in respect of the Offering.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•                  Exhibit 99.1 — Material Change Report announcing the commencement, subsequent pricing and completion of the Offering; and

•                  Exhibit 99.2 — Third Supplemental Indenture in respect of the Offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ David S. Bryson

Name:	David S. Bryson
Title:	Senior Vice President and Chief Financial Officer

Date: August 12, 2014

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Material Change Report announcing the commencement, subsequent pricing and completion of the Offering
99.2	Third Supplemental Indenture in respect of the Offering